United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On May 17, 2002 the Company issued a press release announcing the resolutions that were adopted by Shareholders at its third Annual General Meeting held on the 16 May 2002.

2. Exhibits

99.1 Press release of the Company dated May 17, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  May 17, 2002               By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. Press release of the Company dated May 17, 2002.

NEWS RELEASE

The following resolutions were adopted by Shareholders at Dialog Semiconductor's third Annual General Meeting:

(1) THAT the audited accounts of the Company for the year ended 31st December 2001 and the reports from the Directors and Auditors thereon now laid before this meeting be and they are hereby received. The Directors do not propose to declare a dividend.

(2) THAT KPMG be and are hereby re-appointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

(3) THAT the Directors be and are hereby authorised to agree the remuneration of the Auditors.

(4) THAT Michael Glover, retiring pursuant to Article 82 of the Company's Articles of Association (hereinafter every reference to an "Article" shall mean an Article of the Company's Articles of Association), be and he is hereby re-elected a Director of the Company.

(5) THAT Tim Anderson, retiring pursuant to Article 82, be and he is hereby re-elected a Director of the Company.

(6) THAT Michael Risman, retiring pursuant to Article 82, be and he is hereby re-elected a Director of the Company.

(7) THAT Rule 2.1 of the Rules of the Company's Employee Share Option Scheme be amended to increase the limit on the number of shares the subject of unexercised options, from time to time, to not more than 15% (fifteen per cent), after issue, of the issued share capital of the Company from time to time.

(8) THAT the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities for cash pursuant to the authority conferred by Article 6.1 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of GBP 220,345 and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

About Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

More information is available at www.dialog-semiconductor.com.